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                              April 13, 2023

       Dennis Dean
       Chief Financial Officer
       AirSculpt Technologies, Inc.
       1111 Lincoln Road, Suite 802
       Miami Beach, FL 33139

                                                        Re: AirSculpt
Technologies, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 10,
2023
                                                            File No. 001-40973

       Dear Dennis Dean:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 49

   1. In tabular form, please provide us a detailed list of the actual costs included in pre-
                                                        opening de novo and
relocation costs for each of the years presented, sorted by center.
                                                        For each of the
centers, also tell us the date the center was opened, and the ranges of dates these costs were
incurred. Also tell us where the costs are presented in your statements of operations. In
addition, please tell us how you considered Question 100.01 of the Non-
                                                        GAAP Financial Measures
Compliance & Disclosure Interpretations, as updated
                                                        December 13, 2022, in
determining it was appropriate to include these costs as part of your non-GAAP
adjustment.
   2. We note instances where you make references to normalized amounts and base year-over-
                                                        year changes or other
metrics on these normalized amounts. Normalized amounts
 Dennis Dean
AirSculpt Technologies, Inc.
April 13, 2023
Page 2
         appear to be based on an individually tailored accounting principle as described in
         Question 100.04 of the Non-GAAP Financial Measures Compliance & Disclosure
         Interpretations. Please tell us how you considered this interpretation in determining your adjustments to normalize amounts are appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong at 202-551-3684 or Michael Fay, Senior
Staff
Accountant, at 202-551-3812 with any questions.



                                                              Sincerely,
FirstName LastNameDennis Dean
                                                              Division of
Corporation Finance
Comapany NameAirSculpt Technologies, Inc.
                                                              Office of
Industrial Applications and
April 13, 2023 Page 2                                         Services
FirstName LastName